UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

228895108
(CUSIP Number)

Steven Lanter, Esq.
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C. 20015
(202) 274-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
⁪

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1.	Name of Reporting Person: David Portnoy	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 210,122

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 210,122

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

1.	Name of Reporting Person: Visual Investment Corp.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108

1.	Name of Reporting Person: PartnerCommunity, Inc.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 122,798

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 122,798

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 122,798

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108

1.	Name of Reporting Person: uTIPu Inc.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 55,219

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 55,219

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108

1.	Name of Reporting Person: Mayim Investment Limited Partnership	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 199,738

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 199,738

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 199,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 228895108

1.	Name of Reporting Person: Jamie H. Zidell	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 180,530

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 180,530

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 180,530

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Deborah Portnoy	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 68,256

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 68,256

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,256

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Lynne Portnoy	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 16,130

	8.	Shared Voting Power: 1,000

	9.	Sole Dispositive Power: 16,130

	10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,130

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Gilbert Portnoy	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 143

	8.	Shared Voting Power: 1,000

	9.	Sole Dispositive Power: 143

	10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Mark L. Portnoy	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 112,515

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 112,515

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 112,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

1.	Name of Reporting Person: Capital Asset Fund #1 L.P.	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 99,223

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 99,223

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

1.	Name of Reporting Person: George Gaines	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 672,088

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 672,088

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 672,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Charles W. Northcutt, Jr.	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 64,900

	8.	Shared Voting Power: 25,700

	9.	Sole Dispositive Power: 64,900

	10.	Shared Dispositive Power: 25,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Harold D. Berger	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,630

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,630

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN,HC

CUSIP No. 228895108

Item 1.                                Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2005 (the “Statement”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Common Stock”), issued by Cryo-Cell International, Inc. (“CCII” or the “Company”), is hereby amended for the eighth time to furnish the additional information set forth herein.

Item 2.                                Identity and Background.

Other than as set forth below, the information in Item 2 is unchanged from Amendment No.7 to the Statement, as filed with the SEC on May 10, 2011.

14. Harold D. Berger

(a)	Harold D. Berger

(b)	Harold D. Berger’s business address is P.O. Box 20301, Atlanta, Georgia 30325.

(c)	Harold D. Berger is a certified public accountant.

(d)	During the last five years, Harold D. Berger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Harold D. Berger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Harold D. Berger is a United States citizen.

Item 3.                                Source and Amount of Funds or Other Consideration

Other than as set forth below, the information contained in Item 3 in unchanged from Amendment No. 7 to the Statement, as filed with the SEC on May 10, 2011:

(3) PartnerCommunity, Inc. owns 122,798 shares of Common Stock acquired in open market purchases using working capital. PartnerCommunity, Inc. estimates that the total amount of funds used to acquire these shares was $372,860. These Common Stock acquisitions were made between July 2004 and May 2011. No funds were borrowed to acquire these shares.

(4) uTIPu Inc. owns 55,219 shares of Common Stock acquired in open market purchases using working capital. uTIPu Inc. estimates that the total amount of funds used to acquire these shares was $113,685. These Common Stock acquisitions were made between May 2010 and May 2011. No funds were borrowed to acquire these shares.

(6) Jamie H. Zidell owns 180,530 shares of Common Stock acquired in open market purchases using personal funds. Jamie H. Zidell estimates that the total amount of funds used to acquire these shares was $500,614. These Common Stock acquisitions were made between July 2004 and January 2007. No funds were borrowed to acquire these shares.

(7) Deborah Portnoy owns 68,256 shares of Common Stock acquired in open market purchases using personal funds. Deborah Portnoy estimates that the total amount of funds used to acquire these shares was $179,685. These Common Stock acquisitions were made between August 2010 and May 2011. No funds were borrowed to acquire these shares.

CUSIP No. 228895108

(10) Mark L. Portnoy owns 112,515 shares of Common Stock acquired in open market purchases using personal funds. Mark L. Portnoy estimates that the total amount of funds used to acquire these shares was $307,073. These Common Stock acquisitions were made between August 2004 and May 2011. No funds were borrowed to acquire these shares.

(11) Capital Asset Fund #1 Limited Partnership owns 99,223 shares of Common Stock acquired in open market purchases using working capital. Capital Asset Fund Limited Partnership estimates that the total amount of funds used to acquire these shares was $215,791. These Common Stock acquisitions were made between August 2004 and May 2011. No funds were borrowed to acquire these shares.

(12) George Gaines owns 672,088  shares of Common Stock acquired in open market purchases using personal funds. George Gaines estimates that the total amount of funds used to acquire these shares was $1,466,191. These Common Stock acquisitions were made between January 2005 and May 2011. Some of the shares of Common Stock were acquired pursuant to a margin account but there is currently no margin.

(14) Harold D. Berger owns 3,630 shares of the Common Stock acquired in open market purchases using personal funds. Harold D. Berger estimates that the total amount of funds used to acquire these shares was $11,819. These Common Stock acquisitions were made in May 2011. No funds were borrowed to acquire these shares.

Item 4.                                Purpose of Transaction.

The information contained in Item 4 is unchanged from Amendment No. 7 to the Statement, as filed with the SEC on May 10, 2011.

Item 5.                                Interest in Securities of the Issuer.

(a) - (b)

Except as set forth below, the information contained in Item 5 in unchanged from Amendment No. 7 to the Statement, as filed with the SEC on May 10, 2011:

CUSIP No. 228895108

David I. Portnoy may be deemed the beneficial owner of 673,406 shares of Common Stock, which number includes (i) 201,168 shares of Common Stock held directly through IRA accounts of David I. Portnoy, and 100 shares that he owns individually of record, all of which he has the sole power to vote and dispose or direct the disposition; (ii) 122,798 shares of Common Stock held by PartnerCommunity, as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary and as managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the Investment Advisory Agreement; (iii) 55,219 shares of Common Stock held by uTIPu Inc., as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary; (iv) 199,738 shares of Common Stock held by Mayim Investment Limited Partnership, as to which David I. Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership; (v) 68,256 shares of Common Stock held by Deborah Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising voting discretion over such shares; (vi) 16,130 shares of Common Stock held by Lynne Portnoy and 1,000 shares of Common Stock held jointly by Lynne Portnoy and Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy previously described; (vii) 143 shares of Common Stock held by Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy previously described; (viii) 4,854 Shares held by David I. Portnoy as custodian for his minor son Eliezer Portnoy; and (ix) 4,000 Shares held by David I. Portnoy as custodian for his minor daughter Talya Portnoy.  Based upon 11,752,574 Shares of the Company’s common stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, the above ownership represents beneficial ownership of approximately 5.7% of the outstanding shares of the Company’s common stock.

PartnerCommunity, Inc. may be deemed the beneficial owner of the 122,798 shares of Common Stock held in its name. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.0% of the shares of Common Stock outstanding.

uTIPu Inc. may be deemed the beneficial owner of the 55,219 shares of Common Stock held in its name. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.5% of the shares of Common Stock outstanding.

Jamie H. Zidell may be deemed the beneficial owner of the 180,530 shares of Common Stock held in his name. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.5% of the shares of Common Stock outstanding.

CUSIP No. 228895108

Mark L. Portnoy may be deemed the beneficial owner of 211,738 shares of Common Stock, which number includes (i) 112,515 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition and (ii) 99,223 shares of Common Stock held by Capital Asset Fund #1 Limited Partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.8% of the shares of Common Stock outstanding.

Capital Asset Fund #1 Limited Partnership may be deemed the beneficial owner of the 99,223 shares of Common Stock held in its name. Mark L. Portnoy is the general partner of Capital Asset Fund #1 Limited Partnership. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.8% of the shares of Common Stock outstanding.

George Gaines may be deemed the beneficial owner of 672,088 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 5.7% of the shares of Common Stock outstanding.

Harold D. Berger may be deemed the beneficial owner of the 3,630 shares of Common Stock held in his name. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of less than 0.1% of the shares of Common Stock outstanding.

To the extent that each of the persons named in Item 2 above are deemed to be a group pursuant to Section 13(d)(3) of the Securities Act of 1933, these persons, in the aggregate, may be deemed the beneficial owners of 1,831,992 shares of the Common Stock. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company's Form 10-Q, this represents beneficial ownership of approximately 15.6% shares of the Common Stock outstanding.

CUSIP No. 228895108

(c)
The information provided below lists each transaction effected in the shares of Common Stock by each Reporting Person during the past sixty days:

VISUAL INVESTMENTS CORP.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
5/25/2011	(1,046)	$3.30
5/25/2011	(1,000)	$3.31

PARTNERCOMMUNITY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
5/12/2011	2,100	$2.99
5/12/2011	1,975	$2.99
5/12/2011	500	$2.98
5/12/2011	500	$2.95
5/12/2011	500	$2.90

UTIPU

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
5/31/2011	846	$3.67
5/20/2011	1,000	$3.00
5/20/2011	300	$2.90
5/11/2011	2,540	$2.99

DEBORAH PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
5/20/2011	644	$3.18
5/19/2011	4,006	$3.19
5/19/2011	290	$3.20

MARK L. PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/25/11	(1,000)	$3.38

CAPITAL ASSET FUND #1 L.P.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/31/11	2,00	$3.60
05/20/11	3,700	$2.90
05/13/11	1,500	$3.06

CUSIP No. 228895108

GEORGE GAINES’ IRA

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/31/11	10,000	$3.60
05/31/11	2,300	$3.60
05/31/11	138	$3.40
05/27/11	10,000	$3.53
05/27/11	10,000	$3.54
05/27/11	9,525	$3.53
05/27/11	9,000	$3.49
05/27/11	6,500	$3.50
05/27/11	2,000	$3.59
05/27/11	2,000	$3.56
05/27/11	1,500	$3.42
05/27/11	1,475	$3.50
05/27/11	1,000	$3.54
05/27/11	1,000	$3.42
05/27/11	500	$3.58
05/27/11	500	$3.52
05/27/11	500	$3.40
05/27/11	150	$3.55
05/20/11	2,000	$3.19
05/20/11	2,000	$3.19
05/19/11	3,158	$3.25
05/19/11	2,205	$3.19
05/19/11	2,000	$3.30
05/19/11	2,000	$3.30
05/19/11	1,900	$3.20
05/19/11	1,800	$3.30
05/19/11	850	$3.17
05/19/11	700	$3.27
05/19/11	500	$3.29
05/18/11	2,000	$3.10
05/18/11	1,587	$3.15
05/18/11	300	$3.12
05/17/11	5,000	$3.15
05/17/11	3,000	$3.12
05/17/11	3,000	$3.12
05/17/11	2,000	$3.15
05/17/11	2,000	$3.10
05/17/11	1,500	$3.12
05/17/11	1,000	$3.14
05/17/11	500	$3.10

HAROLD D. BERGER

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/26/11	630	$3.25
05/18/11	3,000	$3.15

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 in unchanged from Amendment No. 7 to the Statement, as filed with the SEC on May 10, 2011.

Item 7.                                Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreements and Powers of Attorney

CUSIP No. 228895108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2011

By:	/s/ David Portnoy	By:	/s/ David Portnoy
	David Portnoy		David Portnoy, for Jamie H. Zidell, pursuant to power of attorney
VISUAL INVESTMENT CORP.

By:	/s/ David Portnoy	By:	/s/ Deborah Portnoy
	David Portnoy President		Deborah Portnoy
PARTNERCOMMUNITY, INC.

By:	/s/ David Portnoy	By:	/s/ David Portnoy
	David Portnoy Chairman of the Board		David Portnoy, for Lynne Portnoy pursuant to power of attorney
uTIPu Inc.

By:	/s/ David Portnoy	By:	/s/ David Portnoy
	David Portnoy		David Portnoy, for Gilbert Portnoy pursuant to power of attorney
MAYIM INVESTMENT LIMITED PARTNERSHIP By:Mayim Management LLC, its general partner

By:	/s/ David Portnoy	By:	/s/ Mark L. Portnoy
	David Portnoy President		Mark L. Portnoy

CUSIP No. 228895108

CAPITAL ASSET FUND #1 LIMITED PARTNERSHIP By: Capital Asset Fund #1 Limited Partnership

By:	/s/ Mark L. Portnoy	By:	/s/ George Gaines
	Mark L. Portnoy, General Partner		George Gaines

By:	/s/ Charles W. Northcutt, Jr.	By:	/s/ Harold D. Berger
	Charles W. Northcutt, Jr.		Harold D. Berger